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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 11, 2023

Dear Sir, Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Board in its meeting held today has appointed Jayesh Sanghrajka as the Chief Financial Officer and Key Managerial Personnel of the Company with effect from April 1, 2024. The press release in this regard titled "**Infosys appoints Jayesh Sanghrajka as Chief Financial Officer"** together with his brief profile is enclosed.

Nilanjan Roy, Chief Financial Officer and Key Managerial Personnel has resigned from the services of the Company. His last date with the Company would be March 31, 2024. The Company places on record its deep sense of appreciation for the services rendered by him and for his contributions to the company. The resignation letter is enclosed.

This is for your information and records. This will also be hosted on the Company's website, at www.infosys.com

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.12.11 19:54:24 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
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Details required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Particulars	Details
Reason for change viz. appointment, re-appointment, resignation, removal, death or otherwise	1. Resignation of Nilanjan Roy as the Chief Financial Officer and Key Managerial Personnel of the Company effective March 31, 2024. 2. Appointment of Jayesh Sanghrajka as the Chief Financial Officer and Key Managerial Personnel of the Company effective April 1, 2024
Date of appointment / re-appointment / cessation (as applicable) & term of appointment / re-appointment;	1. The Board of Directors in their meeting held today which concluded at 19.40 hours IST (7.40 PM IST) took note of the resignation of Nilanjan Roy as Chief Financial Officer and Key Managerial Personnel of the Company with effect from March 31, 2024. A copy of the resignation letter is enclosed. 2. The Board of Directors in their meeting held today which concluded at 19.40 hours IST (7.40 PM IST), based on the recommendation of the Nomination and Remuneration Committee and Audit Committee considered and approved the appointment of Jayesh Sanghrajka as Chief Financial Officer and Key Managerial Personnel of the Company effective April 1, 2024.
Brief profile (in case of appointment)	Brief profile forms part of the enclosed press release titled- **Infosys appoints Jayesh Sanghrajka as Chief Financial Officer**, dated December 11, 2023
Disclosure of relationships between directors (in case of appointment of a director)	Not Applicable

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys appoints Jayesh Sanghrajka as Chief Financial Officer

Bengaluru, India, December 11, 2023: Infosys (NYSE, BSE, NSE: INFY), a global leader in next generation digital services and consulting, announced today that its Board of Directors has appointed Jayesh Sanghrajka as the Chief Financial Officer ("CFO") and Key Managerial Personnel of the Company with effect from April 1, 2024. Jayesh will be taking over from Nilanjan Roy, who after serving in this role since 2018, has decided to step down to pursue his personal aspirations outside of Infosys. Nilanjan will continue to be with Infosys till March 31st, 2024 as CFO.

The Board of Directors placed on record their deep appreciation for Nilanjan Roy and acknowledged his contribution to the company during his tenure as the CFO.

Jayesh has spent over 18 years at Infosys across two stints and has performed various leadership roles. He is currently Executive Vice President and Deputy Chief Financial Officer. He comes with over 25 years of work experience and is a Chartered Accountant.

Commenting on the appointment, **Salil Parekh, CEO & MD, Infosys** said, "I am delighted to announce that Jayesh will take over as Chief Financial Officer. As Deputy CFO, he has been leading multiple portfolios in the finance function for several years now and his depth of experience and knowledge will serve us well to take the function to greater heights. I would also like to express my deep appreciation for Nilanjan for ably leading the function over the last five years and wish him the very best for his future endeavors".

Brief Profile: Jayesh Sanghrajka

Jayesh has over 25 years of experience across a wide spectrum of finance functions. He has worked at Infosys for 18 years – first between 2000-07 and currently since December 2012. Jayesh was appointed as the Deputy Chief Financial Officer for the Infosys Group in October 2015 and is presently responsible for various areas of the finance function including investor relations, business finance, corporate finance, treasury and tax. Additionally, he also oversees the mergers and acquisitions portfolio. In 2016, he was recognized by Businessworld magazine as the 'Most Promising Future CFO'. Jayesh is a Chartered Accountant and a Cost Accountant.

About Infosys
Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media contacts:
For further information, please contact: **PR_Global@infosys.com**

From: Nilanjan Roy [redacted]
Sent: Monday, December 11, 2023 8:45 AM
To: Salil Parekh [redacted]
Subject: Resignation Letter

Dear Salil

Due to personal reasons for exploring external growth opportunities, I would like to tender my resignation from the services of the company. I will serve out my notice period.

I would like to thank you and the Board for the invaluable support during my tenure and wish Infosys the very best for the years ahead.

Regards

Nilanjan Roy
CFO